Explanation of Responses

(1)
On August 25, 2015, IVP LP (as defined below) distributed on aggregate of 146,850 shares of Common Stock of the issuer pro rata to its partners in accordance with their respective ownership interests as determined in accordance with the limited partnership agreement of such entity (the “Distribution”).  In connection with the Distribution, Jeffrey Lieberman acquired direct ownership of 18,354 shares of common stock of the issuer.  Mr. Lieberman and the other partners of IVP LP did not furnish any consideration in exchange for shares received in connection with the Distribution.

(2)
The reporting person is a member of the board of managers of Insight Holdings Group, LLC (“Insight Holdings”).  Insight Holdings is the sole shareholder of Insight Venture Associates VII, Ltd. (“IVA Ltd”), which in turn is the general partner of Insight Venture Associates VII, L.P. (“IVP LP”), which in turn is the general partner of each of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners VII (Co-Investors), L.P. and Insight Venture Partners (Delaware) VII, L.P. (collectively, the “Insight VII Funds”, and together with Insight Holdings, IVA Ltd and IVP LP, the “Insight Entities”).  The Insight VII Funds collectively own the 2,050,215 shares of common stock of the issuer reported as indirectly owned by the reporting person.

(3)
All shares of common stock of the issuer indicated as indirectly owned by the reporting person are included herein because the reporting person shares voting and dispositive control of the shares held of record by the Insight VII Funds as a member of the board of managers of Insight Holdings and has an indirect pecuniary interest in the shares of the issuer held of record by the Insight VII Funds. The reporting person disclaims beneficial ownership of all shares of common stock of the issuer attributable to the Insight Entities except to the extent of his pecuniary interest therein.